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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)




                                    Vyyo Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
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                         (Title of Class of Securities)

                                   918458 10 0
                  ---------------------------------------------
                                 (CUSIP Number)


                                Bruce P. Johnson
                                    Vyyo Inc.
                           Cupertino, California 95014
                            Telephone (408) 863-2300
                            ------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 24, 2000
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 5 Pages)


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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP No. 918458 10 0
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      1.        Names of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                                  Davidi Gilo

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      2.        Check the Appropriate Box if a Member of a Group (See
                Instructions)

                (a)
                (b)
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      3.        SEC Use Only

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      4.        Source of Funds*     PF

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      5.        Check Box If Disclosure of Legal Proceedings Is Required
                Pursuant To Item 2(d) or 2(e) / /

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      6.        Citizenship or Place of Organization:  United States

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Number of       7.  Sole Voting Power           15,609,255
Shares Bene-
ficially Owned  ----------------------------------------------------------------
by Each
Reporting       8.  Shared Voting Power        6,443
Person With:
                ----------------------------------------------------------------

                9.  Sole Dispositive Power        15,609,255

                ----------------------------------------------------------------

                10.  Shared Dispositive Power        6,443

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      11.       Aggregate Amount Beneficially Owned by Each Reporting
                Person      15,615,698
                      ----------------------

--------------------------------------------------------------------------------
      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.       Percent of Class Represented by Amount in Row (11)    43.8%
                                                                   ---------
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     14.       Type of Reporting Person (See Instructions)      IN
                                                          -------------------
--------------------------------------------------------------------------------


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                                  SCHEDULE 13D

The following statement on Schedule 13D (the "Statement") with respect to the common stock, par value $.0001 per share (the "Common Stock"), of Vyyo Inc. (the "Issuer") is being filed on behalf of Davidi Gilo.

ITEM 1.           SECURITY AND ISSUER

                  This Statement relates to the Common Stock of the Issuer, Vyyo Inc. The Issuer's principal executive offices are located at 20400 Stevens Creek Boulevard, 8th Floor, Cupertino, CA 95014.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)      This Statement is being filed on behalf of Davidi Gilo.

         (b) The business address of Davidi Gilo is 20400 Stevens Creek Boulevard, 8th Floor, Cupertino, CA 95014.

         (c) Davidi Gilo's principal employment is with the Issuer where he currently is the Chairman of the Board and the Chief Executive Officer. The address of the Issuer is 20400 Stevens Creek Boulevard, 8th Floor, Cupertino, CA 95014.

         (d)-(e) Davidi Gilo has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:  United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On May 24, 2000, Davidi Gilo purchased through the Gilo Family Trust U/A/D 1/18/91, 50,000 shares of Vyyo Inc.'s Common Stock at a purchase price of $13.625 per share, for an aggregate purchase price of $681,250. Mr. Gilo paid the purchase price with cash held by the Trust for this purchase.

                  All of the other shares held by Mr. Gilo and his affiliated entities were purchased at various times prior to the initial public offering of Vyyo Inc.'s Common Stock effected in April 2000.


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

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  Davidi Gilo and his affiliated entities acquired the shares of Common Stock identified in this Statement for investment purposes. Davidi Gilo has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Davidi Gilo reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer on terms deemed appropriate by Davidi Gilo.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, Davidi Gilo beneficially owns an aggregate of 15,615,698 shares of the Issuer's Common Stock. This number represents 43.8% of the 35,612,099 shares of the Issuer's Common Stock outstanding as of May 2, 2000, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2000 as filed with the Securities and Exchange Commission. Of the shares held by Mr. Gilo, (i) 14,542,995 shares are held by the Gilo Family Trust U/A/D 1/18/91, of which Mr. Gilo and his wife, Shamaya Gilo, are the trustees; (ii) 1,035,000 shares are held by Mr. Gilo individually; (iii) 31,260 shares are held by Harmony Management, Inc., of which Mr. Gilo is President and of which Mr. Gilo and his wife are the sole shareholders, and (iv) 6,443 shares are held by Gilo Group, LLC, a limited liability company of which Mr. Gilo owns a majority equity interest and is a member.

         (b) Mr. Gilo has sole voting and dispositive power with respect to the 15,609,255 shares held by the Gilo Family Trust U/A/D 1/18/91, by Harmony Management, Inc., and by Mr. Gilo individually, subject to applicable community property laws. Mr. Gilo shares voting and dispositive power with respect to the 6,443 shares held by the Gilo Group, LLC, with the other members of the Gilo Group, LLC.

         (c) On May 25, 2000, Davidi Gilo purchased through the Gilo Family Trust U/A/D 1/18/91, 50,000 shares of Vyyo Inc.'s Common Stock at a purchase price of $13.625 per share, for an aggregate purchase price of $681,250. The purchase was effected through a broker transaction on the open market.

         (d) No person other than Davidi Gilo has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer's Common Stock owned or sold by Davidi Gilo, except that Shamaya Gilo, Mr. Gilo's wife, has such rights as a beneficiary of the Gilo Family Trust and as an shareholder of Harmony Management, Inc., and may have additional rights under applicable community property laws.

         (e)               Not applicable.


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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2000

                                   Davidi Gilo


                                      /s/ Davidi Gilo
                                    --------------------------------------
                                    Signature


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